SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 1, 2012 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated March 1st, 2012, the Company reported, in connection with prior announcements, the closing for the acquisition of shares of Supertel Hospitality Inc. (Nasdaq: SPPR) a Real Estate Investment Trust (“REIT”), through its subsidiary Real Estate Strategies, L.P. (“RES”) in which owns the 66.8%, consequently as from the date hereof RES holds 3,000,000 Series C convertible preferred shares issued by SPPR for a total amount of U$S 30,000,000.

The abovementioned shares will bear preferred dividends on 6.25 % annual basis, with the same political rights as the ordinary shares. Additionally, and subject to certain limitations, the aforementioned shares will be convertible into ordinary shares at a 1/10 rate for a period of 5 years.

As part of the Agreements, RES has received warrants to affect to the purchase of 30 million additional common shares. Subject to certain limitations, the warrants may be exercised at any time during the 5 years period following to the closing of the transaction (with forced exercise under determined conditions after 3 years of the closure) at a price of U$S 1.20 per share.

Furthermore, RES has the right to appoint 4 out of 9 directors and to exercise preemptive rights on future issuances; in that sense, has appointed 4 directors and owns the 34 % vote rights of SPPR. The exercise of conversion rights of preferred shares or warrants into common stock is limited to the same percentage.

SPPR focuses its activities on midscale, economy and extended-stay segments of the hospitality Industry, owning as of to the date 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8, among others.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: March 2, 2012